AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 JUNE 2016
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
US$ 1bn Global Bond	Borrowing	14-Apr-16	21-Apr-16	15-May-19	USD 1,000	BMO / BAML / GS / TD
ZAR 150 million Fixed Rate Notes	Borrowing	13-May-16	20-May-16	20-May-19	ZAR 150	Mizuho Inter. Plc
USD 500 million FRN	Borrowing	9-Jun-16	16-Jun-16	1-Aug-18	USD 500	Merrill Lynch International/Citi/SG
ZAR 500 million Fixed Rate Note	Borrowing	14-Jun-16	21-Jun-16	1-Aug-21	ZAR 500	Daiwa SMBC Europe
GHS 27.3 million Fixed Rate Notes	Borrowing	16-Jun-16	1-Jul-16	1-Jul-19	GHS 27.3	JP Morgan
AUD 25 million Kangaroo Bond_Tap 2	Borrowing	17-Jun-16	24-Jun-16	2-Jun-26	AUD 25	TD Securities
EUR 26 million Single-Callable zero Note	Borrowing	22-Jun-16	30-Jun-16	30-Jun-36	EUR 26	JP Morgan
AUD 60 million Kangaroo Bond_Tap 3	Borrowing	29-Jun-16	6-Jul-16	2-Jun-26	AUD 60	Nomura, TD Securities

No ECP transactions were executed during the quarter

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
USD 181 million High Coupon	21-Apr-11	9-May-11	9-May-16	USD 181

Buyback transactions

Description	Buyback Date	Settlement Date	Original Maturity Date	Repurchase Amount(million)	Buyback portion	Arranger
MXN 950 million Fixed rate Deep Discount Note	14-Apr-16	19-Apr-16	13-Mar-23	MXN 350	Partial (36.8%)	JP Morgan

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
USD 100 million Fixed Rate Callable Step-Up EMTN Notes	23-Nov-15	14-Dec-15	14-Dec-20	USD 100	14-Jun-16	Societe Generale

2. Attached hereto please find two copies of the Bank's annual financial statements for the period ended 30 June 2016.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer